Exhibit 1

Transactions in the Securities of the Issuer During the Past 60 Days1

David E. Lazar

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale
Sale of Common Stock	(7,142)	5.5550	05/04/2026
Sale of Common Stock	(8,000)	5.6100	05/05/2026
Sale of Common Stock	(15,000)	2.6361	05/19/2026
Sale of Common Stock	(22,500)	2.6724	05/20/2026
Sale of Common Stock	(14,287)	2.5955	05/21/2026
Sale of Common Stock	(7,218)	2.2019	05/26/2026
Sale of Common Stock	(995)	2.1800	05/27/2026
Sale of Common Stock	(30,595)	2.1934	06/29/2026

1 All share numbers and prices have been adjusted for the 1-for-50 reverse stock split effected by the Issuer on May 8, 2026.